UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

74965F104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74965F104	Page 2 of 4

(1)	Names of reporting persons Morris Goldfarb
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 62,922
shares beneficially owned by	(6) Shared voting power
each reporting person	(7) Sole dispositive power 575,527
with:	(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 575,527 (Share amount reflects the reverse stock split effected on June 24, 2016.)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.0%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 74965F104	Page 3 of 4

This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) relates to shares of Common Stock, par value $0.001 (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”), and is being filed on behalf of Morris Goldfarb, an individual (the “Reporting Person”). All shares of Common Stock reported in this Amendment to Schedule 13G are held by Mr. Goldfarb.  All share amounts and per share exercise prices reflect the reverse stock split effected on June 24, 2016.

Item 1(a) Name of Issuer.

RLJ Entertainment, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices.

8515 Georgia Avenue, Suite 650

Silver Spring, Maryland 20910

Item 2(a) Name of Person Filing.

Morris Goldfarb

Item 2(b) Address of Principal Business Office, or, if none, Residence.

c/o G-III Apparel Group, Ltd.

512 7th Avenue, 35th Floor

New York, NY 10018.

Item 2(c) Citizenship or Place of Organization.

Mr. Goldfarb is an United States citizen.

Item 2(d)Title of Class of Securities.

Common Stock, par value $0.001 (the “Common Stock”).

Item 2(e)CUSIP Number.

74965F104

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4Ownership.

(a)

Mr. Goldfarb may be deemed the beneficial owners of 575,527 shares of Common Stock, which consists of 62,922 shares of Common Stock, warrants exercisable to purchase 33,334 shares of Common Stock at an exercise price of $36, warrants exercisable to purchase 100,000 shares of Common Stock at an exercise price of $2.37 and Series D‑2 Convertible Preferred Stock, including accrued dividends, which can be converted into 379,271 shares of Common Stock at an exercise price of $3.00.

(b)

Mr. Goldfarb may be deemed the beneficial owners of 10.0% of the outstanding Common Stock. This percentage was calculated based upon the sum of (A) 5,240,085 shares of Common Stock outstanding and (B) 512,605 shares of Common Stock issuable to Mr. Goldfarb upon the exercise of warrants and the conversion of preferred stock.

(c)	Mr. Goldfarb has the sole power to vote 62,922 shares of Common Stock and has the sole power to dispose of 575,527 shares of Common Stock.

SCHEDULE 13G

CUSIP No. 74965F104	Page 4 of 4

Item 5Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8Identification and Classification of Members of the Group.

Not Applicable.

Item 9Notice of Dissolution of Group.

Not Applicable.

Item 10Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

/s/ Morris Goldfarb

Morris Goldfarb